Exhibit 99.1

MHG - Extraordinary General Meeting held

An Extraordinary General Meeting in Marine Harvest ASA was held on 16 October. The proposal from the Board and the Nomination Committee was approved by the General Meeting.
Attached please find an office translation of the protocol from the meeting.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Minutes from Extraordinary General Meeting 16 October 2014: http://hugin.info/209/R/1863638/653919.pdf